

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

Christopher Kastner
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607

  Re: Huntington Ingalls Industries, Inc.
   Registration Statement on Form S-4
   Filed May 4, 2018
   File No. 333-224676

Dear Mr. Kastner:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

         Division of Corporation Finance
         Office of Transportation and Leisure

cc: Erika Robinson